SECU[illegible] 09058105 [illegible]SION

SEC Mail Processing Section
MAR 03 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 8707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORN & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E WASHINGTON
(No. and Street)

FERGUS FALLS (City) MN (State) 56538-0748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

4310 17TH AVE S (Address) FARGO (City) ND (State) 58108-2545 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
AB 3/18

OATH OR AFFIRMATION

I, RUSSELL (LARRY) DORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DORN & CO., INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JILL NAOMI FLODEN
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2012

Signature

CEO / President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORN & CO., INC.

Table of Contents

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying statements of financial condition of **Dorn & Co., Inc.** as of December 31, 2008 and 2007, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Dorn & Co., Inc.** as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2009

4310 17th Ave. S. ▮ P.O. Box 2545 ▮ Fargo, ND 58108-2545 ▮ Phone 701.239.8500 ▮ Fax 701.239.8600 ▮ EOE

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ -	$ 20,161
Receivable from broker - dealers and clearing organizations	54,566	51,065
Officer receivable	1,729	-
Trading securities, at Market	-	386,610
Trading deposit	318,559	-
Prepaid expenses	2,429	2,580
Office equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $410,178 and $399,822 for 2008 and 2007, respectively	178,539	179,748
Investment in antique personal property	45,000	45,000
Deposit with clearing organization	25,000	25,000
Total assets	$ 625,822	$ 710,164
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Checks written in excess of cash in bank	$ 14,921	$ -
Payable to broker - dealers and clearing organizations	-	78,372
Accounts payable	3,938	6,205
Accrued payroll taxes	26,692	21,628
Accrued expenses	16,625	42,214
Total liabilities	62,176	148,419
STOCKHOLDER'S EQUITY		
Common stock		
Par value $10		
Authorized - 25,000 shares		
Issued and outstanding - 6,000 shares	60,000	60,000
Retained earnings	503,646	501,745
Total stockholder's equity	563,646	561,745
Total liabilities and stockholder's equity	$ 625,822	$ 710,164

See Notes to Financial Statements

DORN & CO., INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCOME		
Gain on sale and holding of trading account securities	$ 354,316	$ 241,899
Commissions on security sales	61,456	40,562
Commissions and concessions on Mutual Funds	586,371	685,050
Annuity fees	52,381	27,520
Dividends and interest earned	12,893	19,277
Proceeds from NASD merger	313	35,000
Total income	1,067,730	1,049,308
EXPENSES		
Salaries and commissions		
Executive	300,058	320,000
Registered representative	184,022	157,857
Office and clerical	167,374	158,560
Payroll taxes	33,992	32,128
Advertising	26,203	35,507
Bank service and clearing charges	35,052	36,330
Depreciation	19,165	15,574
Client expense/expos	17,273	15,055
Utilities and building occupancy	20,376	23,408
Licenses, bonds and insurance	8,378	9,049
Memberships, books, dues and subscriptions	16,683	15,285
Office supplies and expense	20,349	16,015
Postage	3,887	8,480
Professional services	45,629	46,532
Rents	86,400	79,200
Travel and entertainment	10,115	4,916
Telephone	6,590	6,511
Employee benefits	1,612	1,052
Profit sharing trust contributions	62,371	70,492
Interest	-	1,039
Total expenses	1,065,529	1,052,990
INCOME (LOSS) BEFORE PROVISIONS FOR INCOME TAXES	2,201	(3,682)
PROVISIONS FOR INCOME TAXES	300	300
NET INCOME (LOSS)	$ 1,901	$ (3,982)

See Notes to Financial Statements

DORN & CO., INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
RETAINED EARNINGS - BEGINNING OF YEAR	$ 501,745	$ 505,727
NET INCOME (LOSS)	1,901	(3,982)
RETAINED EARNINGS - END OF YEAR	$ 503,646	$ 501,745

See Notes to Financial Statements

DORN & CO., INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Cash received from customers and clients	$ 1,049,607	$ 1,023,115
Cash payments to brokers, vendors and employees	(1,079,326)	(1,005,778)
Interest and dividends received	12,893	19,277
Interest paid	-	(1,039)
Income tax paid	(300)	(300)
NET CASH (USED FOR) FROM OPERATING ACTIVITIES	(17,126)	35,275
INVESTING ACTIVITIES		
Purchase of property and equipment	(17,956)	(14,626)
Purchase of other asset	-	(2,129)
NET CASH USED FOR INVESTING ACTIVITIES	(17,956)	(16,755)
FINANCING ACTIVITIES		
Checks written in excess of cash in bank	14,921	-
Payments on line of credit	-	(25,000)
NET CASH FROM (USED FOR) FINANCING ACTIVITIES	14,921	(25,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(20,161)	(6,480)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,161	26,641
CASH AND CASH EQUIVALENTS, END OF YEAR	$ -	$ 20,161

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH (USED FOR) FROM OPERATING ACTIVITIES		
Net income (loss)	$ 1,901	$ (3,982)
Adjustments to reconcile net income (loss) to net cash (used for) from operating activities		
Depreciation	19,165	15,574
(Increase) decrease in:		
Accounts receivable	(3,501)	(6,916)
Officer receivable	(1,729)	0
Trading account	386,610	(69,050)
Trading deposit	(318,559)	0
Prepaid expenses	151	629
Increase (decrease) in:		
Accounts payable	(80,639)	77,547
Payroll taxes	5,064	10,345
Other liabilities	(25,589)	11,128
NET CASH (USED FOR) FROM OPERATING ACTIVITIES	$ (17,126)	$ 35,275

See Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others and the underwriting of certain securities issues. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

Dorn & Co., Inc. is a fully-disclosed broker through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance

Securities held in custody by DCS (the company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Trading Securities and Deposit

The Company maintains a deposit at RBC Dain in the amount of $318,559 which is used to purchase trading securities. For the year ended December 31, 2008, the Company had no trading securities. Instead, the funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values. Unrealized gains and losses are included in operations. Unrealized gains (losses) on trading account securities total ($11,033) at December 31, 2007.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by straight-line method using estimated useful lives of 3 to 39 years. Depreciation expense for the year ended December 31, 2008 and 2007 was $19,165 and $15,574, respectively.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

(continued on next page)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company has elected to defer application of FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes.*" The Company follows Financial Accounting Standard No. 5 "*Accounting for Contingencies*" for evaluating uncertain tax positions.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the year ended December 31, 2008 and 2007 was $26,203 and $35,507, respectively.

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008 and 2007, consist of the following:

	2008		2007	
	Receivable	**Payable**	Receivable	Payable
Payable to clearing broker	**$ -**	**$ -**	$ -	$ 78,372
Fees and commissions receivable	**39,230**	**-**	25,384	-
Receivable from clearing organization	**15,336**	**-**	25,681	-
Total	**$ 54,566**	**$ -**	$ 51,065	$ 78,372

(continued on next page)

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to aforementioned transactions and is collateralized by securities owned by the Company.

NOTE 3 - LINE OF CREDIT

The Company has an unsecured revolving line of credit with Bank of the West of Fergus Falls in the amount of $100,000. As of December 31, 2007, $0 was outstanding. The current interest rate on the loan was 7.75%. The revolving line of credit was not renewed for 2008.

NOTE 4 - INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2008 and 2007 are as follows:

	2008	2007
Current:		
Federal	$ -	$ -
State	**300**	300
Deferred tax expense	**23,650**	27,000
Valuation allowance	**(23,650)**	(27,000)
Tax provision	**$ 300**	$ 300

As of December 31, 2008, the company had federal and state net operating loss carryforwards, which may be applied to future taxable income of $110,000 and $70,000, respectfully. The net operating loss carryforwards will begin to expire in 2015.

At December 31, 2008, deferred tax assets recognized for deductible net operating loss carryforwards totaled $23,650. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 5 - PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $62,371 and $70,492 for 2008 and 2007, respectively.

(continued on next page)

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2008, aggregate indebtedness and net capital were $62,176 and $335,949, respectively, a ratio of 0.19 to 1. At December 31, 2007, aggregate indebtedness and net capital were $148,419 and $308,439, respectively, a ratio of 0.48 to 1.

NOTE 7 - LEASE AND RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder. In 2007, the Company entered into a long-term lease agreement for the office space it occupies for a time period of 10 years. Under the terms of the agreement, lease payments in the amount of $7,200 are due monthly based upon a square foot calculation. The agreement also calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Lease expense was $86,400 and $79,200 for 2008 and 2007, respectively.

Future minimum lease payments under the agreement, at December 31, 2008 are as follows:

2009	$	86,400
2010		86,400
2011		86,400
2012		86,400
2013		86,400
Thereafter		302,400
Total	$	734,400

NOTE 8 - CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk as defined by Financial Accounting Standards Board Opinion No. 105. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2008 and 2007, the Company had accounts receivable from broker/dealer open transactions of $39,230 and $25,384, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

(continued on next page)

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading and investment securities are valued on the financial statements at current market values as of December 31, 2008 and 2007. Such market values represent a fair value of these financial instruments.

It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLMENTARY INFORMATION

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, MN

Our report on our audit of the basic financial statements of Dorn & Co., Inc. (a corporation) for the years ended December 31, 2008 and 2007 appears on page 1. The information included on pages 12 through 14 is presented only for supplementary analysis purposes. Such information has been compiled from information that is the representation of management, without audit or review. Accordingly, we do not express an opinion or any other form of assurance on the supplementary information.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2009

DORN & CO., INC.
COMPUTATION OF NET CAPITAL RECONCILIATION
DECEMBER 31, 2008 AND 2007

	2008	2007
TOTAL STOCKHOLDER'S EQUITY - PER BALANCE SHEET	$ 563,646	$ 561,745
DEDUCTIONS		
Unallowable assets		
Prepaid expenses	2,429	2,580
Officer receivable	1,729	-
Property and equipment - net of accumulated depreciation	178,539	179,748
Investment in antique personal property	45,000	45,000
Haircuts on trading account securities		
Municipal bonds	-	25,978
Total deductions	227,697	253,306
NET CAPITAL	$ 335,949	$ 308,439
TOTAL LIABILITIES - PER BALANCE SHEET	$ 62,176	$ 148,419
DEDUCTIONS	-	-
AGGREGATE INDEBTEDNESS	$ 62,176	$ 148,419
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	18.51%	48.12%

DORN & CO., INC.
TRADING AND INVESTMENT SECURITIES
DECEMBER 31, 2008 AND 2007

	2008		2007	
	Market Value	**Cost**	Market Value	Cost
CORPORATE STOCKS				
None Held				
MUNICIPAL BONDS				
St. Paul, MN Housing & Redevelopment Bonds, 4.625%, $175,000 par value	$ -	$ -	$ 157,616	$ 162,969
Olmstead County, MN G.O. Bonds, 4.000%, $15,000 par value	-	-	14,830	14,588
St. Paul, MN Housing & Redevelopment Bonds, 5.25%, $225,000 par value	-	-	214,164	219,375
CORPORATE BONDS				
None Held	-	-	-	-
TOTAL	$ -	$ -	$ 386,610	$ 396,932

DORN & CO., INC.
INSURANCE IN FORCE
DECEMBER 31, 2008 AND 2007

EMPLOYEES	Worker's Compensation	Statutory
	Profit Sharing Blanket Bond	100M
BUSINESS OWNER'S POLICY	Business Liability	1,000M
	Medical Expense	5M
	Tenant's Fire, Legal	50M
	Hired/Non-Owned Autos	1,000M
	Building Replacement	381,300
	Business Personal Property	102,600
	Valuable Paper	10M
	Business Interruption	12 months
	Outdoor Signs	5M
STOCKBROKERS	Blanket Bond (10M Deductible)	300M
	Fidelity and Deposit (5M Deductible)	25M
	Audit Expense Coverage	25M
	Unauthorized Signatures	25M
SECURITY BOND	North Dakota Blue Sky	25M
	Seaboard Security STAMP (5M Deductible)	100M
MAIL	First Class Mail/Certified Mail/Overnight	
	Non-Negotiable	5,000M
	Negotiable	5,000M

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements and supplementary schedules of Dorn & Co., Inc. for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Dorn & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; in recordation of differences required by Rule 17a-13; and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Dorn & Co., Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Dorn & Co., Inc.'s practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2009

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

DORN & CO., INC.